Exhibit 99.1

Mobilicom Appoints Former COO of GuardKnox and Ex Fighter Jet
Pilot as General Manager to Lead its Global Operations Hub in Israel

●	Mr. Altshuler brings high-value cyber and defense industry experience

●	Set to manage operations hub in Israel as Mobilicom positions to leverage existing design wins with Tier-1 OEMs into growing cybersecurity, hardware, and software sales

Shoham, Israel, Nov. 08, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, ASX: MOB, NASDAQ: MOB, MOBBW), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, has appointed highly experienced technology executive Udi Altshuler as Mobilicom’s General Manager of its wholly-owned subsidiary Mobilicom Israel.

Altshuler brings more than 25 years’ operational and executive experience to Mobilicom, gained at large high-tech original equipment manufacturers (OEMs). He was most recently Chief Operating Officer of GuardKnox, the automotive industry’s first cybertech tier supplier to OEMs and has held senior leadership roles in several global defense technology companies including Elbit Systems, RADA Electronic Industries, BVR Systems, and Cyberbit.

During his time in the Israeli Air Force as a fighter jet pilot, Altshuler led the testing and evaluation of high-end innovative defense systems. He holds a B.Sc in Computer Science and Philosophy from Tel Aviv University.

Commenting on the new appointment, Mobilicom CEO Oren Elkayam said, “Udi’s extensive experience within related technology and cyber businesses will be instrumental in driving our new product development and commercialization of our ICE cybersecurity software. He brings unique expertise to Mobilicom, having previously worked at OEMs as well as at businesses that sell to Tier-1 OEMs.”

Altshuler commented, “I’m very excited to join Mobilicom at an important time for both the Company and broader industry. Mobilicom’s field-proven and industry-leading smart solutions for drones and robotics cater to evolving customer needs within the defense and commercial markets. I look forward to working with Oren and Mobilicom’s management team to expand our operational footprint within the USA and Europe, supporting Tier-1 drone manufacturers as they scale new platforms to meet growing end-user demand.”

Ofer Laufer, Mobilicom’s Chief Operating Officer, has departed to pursue other opportunities.

“On behalf of the Board, I’d like to thank Ofer for his significant contribution to Mobilicom, establishing the operational infrastructure which has enabled our continued growth with leading drone and robotics manufacturers,” Elkayam stated.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

https://mobilicom-ltd.com.au/

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Laurel Moody

Corporate Profile LLC

Investor relations

(US) +917 640 0461

lmoody@corporateprofile.com

Liad Gelfer
Mobilicom Ltd
liad.gelfer@mobilicom.com